Atna Reports More Gold Results From the Pinson Mine Project

Vancouver, B.C. (October 7, 2004) Atna Resources Ltd. (TSX:ATN) is pleased to announce additional results from the re-assay program on the Pinson property. These results mark the completion of the re-assay program.

Drill Hole	From ft	To ft	Intercept Length ft	Replicate Assay g/t Au
CX ZONE

RH-465	325	360	35	16.89
and	460	475	15	16.90

RHA-1402	430	485	55	15.50

HPC-173	1115	1127.2	12.2	13.27

RH-464	625	640	15	9.36

HPR-067	685	705	20	7.65

RANGE FRONT ZONE

HPR-050	670	725	55	16.49

HPC-161	1401	1429.3	28.1	15.09
and	1961.2	1970.0	8.8	16.20

HPC-162	1465	1504	39	9.5

Assays were done by standard fire assay methods at ALS Chemex Laboratories in Reno, Nevada.

The holes that were re-assayed broadly outline two zones of mineralization that dip at 55 – 75 degrees below the previously mined pits. The following description of each of the zones relies on a 0.20 oz. Per ton gold cutoff. No other effort has been made to be selective and additional drilling is required to define the higher-grade portions of the mineralization and to make a meaningful resource calculation. In general, drill hole spacing is 100 – 200 feet nearer surface and opens to as much as 500 – 600 feet at depth.

1) CX ZONE:

o Extends from the lower part of the CX pit down dip for more than 1400 ft (430 meters).
o Strike length varies from 800 ft to 1200 ft (245 – 365 meters).
o The drill intercept widths vary from 5–80 ft (1.5 – 25 meters) and average 22.5 ft (6.9 meters).
o The weighted average intercept grade is 0.38 oz/ton Au (12.9 g/tonne Au).
o Mineralization remains open along strike and at depth.

2) RANGE FRONT ZONE

o Dip length over 2,100 ft (640 meters) starting at 250 ft (76 meters) below surface.
o Strike length 1,000 – 1,200 ft (305 – 365 meters)
o Drill intercept lengths from 5–75 ft (1.5 – 23 meters), averaging 15.8 ft wide (4.8 meters).
o Weighted average intercept grade is 0.434 oz/ton Au (14.9 g/tonne Au).
o Mineralization remains open along strike and at depth.

The geological style of the gold mineralization, including the host rocks, structure, and alteration, closely resembles the nearby Getchell deposit being operated by Placer Dome, as well as other deposits in the immediate district. The potential to discover additional mineralization is significant in both the CX and Range Front Zones and in a number of other target areas identified on the property.

There are four machines infill drilling at the CX and Range Front mineralized zones to enable calculation of a 43-101 qualified resource, 3-D modeling, and engineering required for the planning of an underground phase of the program to define and develop the mineralization.

This news release was prepared under the supervision and review of William Stanley, VP Exploration of Atna, a licensed Geologist, and Qualified person with the ability and authority to verify the authenticity and validity of information contained within this news release. Assays were completed by standard fire assay methods at ALS Chemex laboratories in Reno, Nevada.

For further information contact:
ATNA RESOURCES LTD.
Deanna McDonald, Geologist and Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com